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SECURITIES AND EXCHANGE COMMISSION

SCHEDULE TO
(Rule 14D-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Berger Holdings, Ltd.
(Name of Subject Company (Issuer))

Amerimax Pennsylvania, Inc.
a wholly owned subsidiary of
Euramax International, Inc.
(Name of Filing Persons (Offerors))
Common Shares, par value $.01 per share
(Title of Class of Securities)

084037407

(CUSIP Number of Class of Securities)

R. Scott Vansant
Chief Financial Officer
Euramax International, Inc.
5445 Triangle Parkway, Suite 350
Norcross, Georgia 30092
Telephone: (770) 449-7066
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Geraldine A. Sinatra, Esq.
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 994-4000

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ None    Filing party: Not applicable    Form or Registration No.: Not applicable    Date Filed: Not applicable

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS

(a)(5)(A)	Joint Press Release dated October 13, 2003

2

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(5)(A)	Joint Press Release dated October 13, 2003

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EXHIBIT INDEX